

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2010

Mr. James Patton
Chief Executive Officer
Dimus Partners, Inc.
1403 West Sixth Street
Austin, Texas 78703

> **Re:** **Dimus Partners, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 23, 2010**
> **File No. 333-164749**

Dear Mr. Patton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated July 9, 2010; however, we continue to believe that your website contains information that is inconsistent with your current operations. For example, you continue to reference your management's general 30 years' experience which is different from your disclosure in the prospectus. Please revise.

Prospectus Cover Page

2. Please also revise to clarify that there is no assurance that you would obtain a quotation on the OTCBB.

Directors, Executive Officers, Promoters and Control Persons, page 17

3.   Please revise to specifically identify your promoters, as required by Item 404(c) of Regulation S-K. Also, in the Certain Relationships and Related Transactions section, please state the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the registrant and the nature and amount of any services or other consideration therefore received or to be received by you.

4.   Please expand your disclosure here to provide for each director a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Competition, page 25

5.   Please reconcile your disclosure under this subheading with the revised disclosure in the third risk factor on page 11. Please identify the negative factors pertaining to your competitive position. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Financial Statements, page F-1

6.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: David M. Loev
        John S. Gillies
        The Loev Law Firm, PC *(via facsimile)*